December 17, 2020

VIA EDGAR

Ms. Anu Dubey

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:      Aberdeen Funds Post-Effective Amendment No. 101 to the Registration Statement Filed on October 19, 2020;

Securities Act File No. 333-146680; Investment Company Act File No. 811-22132

Dear Ms. Dubey:

This letter responds to additional comments on the above-referenced Post-Effective Amendment (the “Amendment”) that the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or the “Commission”) provided in a telephone conversation with Katherine Corey of Aberdeen Standard Investments Inc. on December 15, 2020.  The Amendment contains the prospectus and statement of additional information for Aberdeen Funds (the “Registrant”) with respect to the Aberdeen Short Duration High Yield Municipal Fund (the “Fund”).

For your convenience, the substance of those comments has been restated below.  The Registrant’s response to each comment is set out immediately under the restated comment.  Defined terms, unless otherwise defined herein, have the meanings given them in the Amendment.

Comment No. 1:                 The Staff objects to the Registrant’s response to Comment No. 5 in the correspondence filed on December 11, 2020 and asks that the Registrant please reorder the principal risks in order of importance. (See, ADI 2019-08.)

Response:                           To ensure a thoughtful and consistent approach is taken by all of the funds of the Trust, the Registrant will reconsider putting principal risks in order of importance as part of the annual update to the Trust’s registration statement to go effective on February 28, 2021.

Comment No. 2:                 In response to Comment No. 7 in the correspondence filed on December 11, 2020, the Registrant stated that the Fund intends to add: “Investors should consult with their financial advisor who purchased shares on their behalf to determine whether a finder’s fee was paid in connection with the purchase of such shares.” Please add disclosure describing what a finder’s fee is and when it is charged.

Response:                           Instead of the aforementioned sentence, the Registrant will add the following at the end of the section “Purchasing Class A Shares without a Sales Charge”:

*The Distributor or the Fund’s Adviser may pay a finder’s fee to financial intermediaries who sell Class A shares in purchase amounts of $250,000 or more. For the selling dealer to be eligible for the finder’s fee, the following requirements apply:

•	The purchase can be made in any combination of the funds of the Trust. The amount of the finder’s fee will be determined based on the particular combination of the funds purchased. The applicable finder’s fee will be determined on a pro rata basis to the purchase of each particular fund.

•	The shareholder will be subject to a CDSC for shares redeemed in any redemption within the first 12 months of purchase.

The finder’s fee rates will equal the CDSC percentages noted below under “Contingent Deferred Sales Charge on Certain Redemptions of Class A Shares”.  Finders’ fees are not paid in connection with purchases of Class A shares on certain account types, as described in the section titled “Waiver of Class A Sales Charges”. Investors can consult with their financial advisor who purchased shares on their behalf to confirm whether a finder’s fee was paid in connection with the purchase of such shares.

*                    *                     *                     *                    *

Should you have any questions concerning the above, please call the undersigned at (215) 405-5724.

Very truly yours,

/s/ Katherine A. Corey

Katherine A. Corey

cc:	Lucia Sitar, Aberdeen Standard Investments Inc.
Stephanie Capistron, Dechert LLP
Thomas Bogle, Dechert LLP